VUGO®

Media for rideshare vehicles

MN CUP DIVISION WINNER 2016

PITCH DECK

Go Vugo!

Vugo is a Mobility Media® marketplace.
We help Drivers and fleets make more money,
While passengers get interactive experiences
from world class media partners.

VUGO

Problem

Drivers, fleets, and rideshare services need new service differentiators and revenue options as the industry continues to commoditize.

Market

According to Intel, the emerging $200B "passenger economy" is based on these key pillars.



In-car commerce



In-car entertainment



Location based advertising



Data monetization

VUGO

Solution

Vugo is centered around fulfilling the four pillars with a **vehicle-as-a-marketplace** model.


Displays & Wraps
Data
Passenger Experience
Vending & Commerce (via interactive ads)

VUGO


新據點廣告
(02)8787-5869
"In my mind, Vugo is the leader in the in-car entertainment category because they pretty much invented not just the tablet category of rideshare advertising, but the whole industry of rideshare advertising."
Harry Campbell
TheRideShareGuy.com

Platform


SELECT DATE INTERVAL
OVERVIEW ANALYTICS
CTR
Views
Clicks
Revenue
1.30 %
15734
204
$ 2250
DOWNLOAD CSV

Media Management
TripIntent Targeting
Robust Analytics
Device Management
Programmatic Config.

Rooftop Displays


VUGO
VUGO

Wraps

In-Car Tablets

VUGO

Rooftop Displays


VUGO

High Visibility Everywhere

- Highly visible advertising seen everywhere in town, or a geofenced area
- Supports video or image ads

VUGO

In-Car Tablets



LOCALISH PRESENTS

On-demand Entertainment

- Premium Channels
- Video Advertisements
- City Guide / Business Listings
- Video Games

Interactive Commerce

- Engage with passengers with customizable and trackable landing pages
- Engage with passengers for in-car commerce and transactions

VUGO

Vehicle Wraps

Impactful Messaging

- Messaging seen everywhere
- Partial vehicle or full vehicle options available
- Provided and installed by third-party partners


VUGO

CONFIDENTIAL | 2020

VUGO

TripIntent®

Passenger Experience

TripIntent allows Vugo and our partners to target passengers with interactive content and immersive experiences!

TripIntent Targeting:

- Passenger Demographics
- Passenger Trip Histories
- Passenger Retargeting
- Passenger Interaction Targeting
- Origination Address
- Origination Keywords
- Origination Categories
- Destination Address
- Destination Keywords
- Destination Categories
- More!

Premium Channels

Games & Apps

City Guides

Weather

Surveys

Screen Controls


vugo
Music Videos
Videos
Games
City Guide
Weather
Survey
Settings

Fully interactive with HTML5

VUGO

Business Model

Vugo generates revenue through sponsored media (advertisements), in-car purchases, data, and platform licensing

Media Partner

- Sells media for entire platform, takes commission on sales
- Existing sales teams with existing clients
- Provides interactive content

Vugo Platform

Rooftop Displays

In-Car Tablets

Wraps



Licensing

Fleet Partner

- Vugo pays fleets flat monthly rate for in-car, rooftop, and wraps.
- Fleet based vehicles have greater utilization than individual drivers
- Provides strong foundation for each market

VUGO

Current Markets



New York City
(Temporarily Unavailable)
Chicago
(On hold due to Covid-19)
San Francisco Bay Area
(On hold due to Covid-19)
Los Angeles
(On hold due to Covid-19)
Arlington
Mexico
(Licensing)
Tampa Bay
(On hold due to Covid-19)
Orlando
(On hold due to Covid-19)

Market Expansion - 2021 Objectives



Chicago
San Francisco
Dallas
New York Area
Los Angeles
Orlando
Tampa
Miami
Mexico
Germany

*All markets pending COVID-19 status and corresponding fleet availability

Competition

Incumbent In-Car

- Poor passenger experience
- Looped content
- Credit card processing focus

Copycat In-Car

- Copycat competitors of Vugo
- Geofenced advertisements
- Individual driver focused

Digital Rooftop

- Geofenced digital rooftop displays
- Firefly largest company in space
- Halo acquired by Lyft
- Cargo + Adomni partnered with Uber

Car Wraps

- Incumbent vehicle wrap companies
- Provides low-technical solution to exterior advertising

Team



Rob Flessner, CEO

- University of Rochester (BA)
- University of Rochester (Cert. Management Studies)
- University of St. Thomas (MBA)
- 8 years product experience, previously built product used by 60%+ of all pharmacies in US.



James Bellefeuille, COO

- UC Davis MBA Candidate
- University of St. Thomas (BA)
- Former Uber driver with deep knowledge of ecosystem and operational expertise.
- Advertising professional specializing in digital mediums.



Leo Yanchuk, CTO

- Samara State University, Applied Mathematics
- 22 years experience in software development for transportation and logistics



Michael Dillon, CRO

- Union College (BA)
- Serial entrepreneur with business development background at three successful early stage startups.



Harry Campbell, Advisor

- TheRideShareGuy
- Industry SME



Howard Liszt, Advisor

- Campbell Mithun
- Ad agency & media buying expert

VUGO®

THANK YOU!

MN CUP
DIVISION WINNER
2016